SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
ALPHARMA INC.
(Name of Subject Company (Issuer))
ALBERT ACQUISITION CORP.
KING PHARMACEUTICALS, INC.
(Names of Filing Persons (Offerors))
Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)
020813101
(CUSIP Number of Class of Securities)
Brian A. Markison
Chairman, President and Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
Telephone: (423) 989-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Morton A. Pierce, Esq.
Ivan J. Presant, Esq.
Chang-Do Gong, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone: (212) 259-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,858,657,815	$73,046

*	For purposes of calculating the amount of filing fee only. Based on the offer to purchase up to 50,233,995 shares of Class A Common Stock, par value $0.20 per share (“Class A Common Stock”), of Alpharma Inc., including the associated preferred stock purchase rights, at a purchase price of $37.00 per share net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of shares consists of (i) 41,763,544 shares of Class A Common Stock issued and outstanding as of July 27, 2008 as reported in Alpharma Inc.’s Form 10-Q for the quarter ended June 30, 2008 (the “Alpharma Form 10-Q”), (ii) 2,105,436 shares of Class A Common Stock that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of June 30, 2008 as reported in the Alpharma Form 10-Q, (iii) 2,302,921 shares of Class A Common Stock that may be issued before the expiration of the offer pursuant to the conversion of Alpharma Inc.’s 2.125% Convertible Senior Notes due 2027 as reported in the Alpharma Form 10-Q and Alpharma’s other publicly filed documents and (iv) a maximum of 4,062,094 shares of Class A Common Stock that may be issued pursuant to the exercise of warrants as reported in the Alpharma Form 10-Q and Alpharma’s other publicly filed documents.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$73,046.00

Form or Registration No.:	SC TO-T

Filing Parties:	Albert Acquisition Corp.
King Pharmaceuticals, Inc.

Date Filed:	September 12, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 5 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2008, as amended by Amendment No. 1 filed with the SEC on September 30, 2008, Amendment No. 2 filed with the SEC on October 3, 2008, Amendment No. 3 filed with the SEC on October 6, 2008 and Amendment No. 4 filed with the SEC on October 14, 2008 (as amended, the “Schedule TO”) by King Pharmaceuticals, Inc., a Tennessee corporation (“King”), and Albert Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of King (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.20 per share (the “Shares”), of Alpharma Inc., a Delaware corporation (“Alpharma”), and (2) the associated rights to purchase shares of Series B Junior Participating Preferred Stock, par value $1.00 per share, of Alpharma (the “Rights”), at a price of $37.00 per Share (and associated Right, if applicable), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended, the “Offer to Purchase”) dated September 12, 2008, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). This Amendment is being filed on behalf of King and Purchaser.
     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to all applicable Items of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.
ITEM 4. TERMS OF THE TRANSACTION.
     In connection with the execution of the Agreement and Plan of Merger, dated as of November 23, 2008, among Alpharma, King and Purchaser (the “Merger Agreement”), Purchaser extended the Offer until 5:00 p.m., New York City time, on Friday, December 19, 2008. King and Purchaser plan to file an amended and restated Offer to Purchase, an amended and restated Letter of Transmittal and other related materials, reflecting the revised terms and conditions of the Offer pursuant to the Merger Agreement, as promptly as reasonably practicable.
ITEM 11. ADDITIONAL INFORMATION.
Item 11 of the Schedule TO is hereby amended and supplemented to add the following:
“On November 24, 2008, Purchaser extended the Offer until 5:00 p.m., New York City time, on Friday, December 19, 2008 unless further extended. The full text of the joint press release issued by King and Alpharma on November 24, 2008 announcing the extension of the Offer is filed as Exhibit (a)(5)(E) hereto and is incorporated by reference.”
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

(a)(5)(E)	Joint press release issued by King Pharmaceuticals, Inc. and Alpharma Inc. dated November 24, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by King Pharmaceuticals, Inc. with the SEC on November 24, 2008).

(b)(2)	Amended and Restated Commitment Letter, dated as of November 23, 2008, among King Pharmaceuticals, Inc., Credit Suisse, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by King Pharmaceuticals, Inc. with the SEC on November 24, 2008).

(d)(1)	Agreement and Plan of Merger, dated as of November 23, 2008, among King Pharmaceuticals, Inc., Albert Acquisition Corp. and Alpharma Inc., (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by King Pharmaceuticals, Inc. with the SEC on November 24, 2008).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I hereby certify as of November 24, 2008 that the information set forth in this statement is true, complete and correct.

ALBERT ACQUISITION CORP.
By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	Chairman, President and Chief Executive Officer

KING PHARMACEUTICALS, INC.
By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description
(a)(1)(A)	Offer to Purchase, dated September 12, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on September 12, 2008.*

(a)(5)(A)	Press release issued by King Pharmaceuticals, Inc., dated September 12, 2008, announcing the commencement of the Offer.*

(a)(5)(B)	Complaint by King Pharmaceuticals, Inc. against Alpharma Inc. and its directors, filed in the Court of Chancery of the State of Delaware on September 12, 2008.*

(a)(5)(C)	Press release issued by King Pharmaceuticals, Inc., dated September 26, 2008.*

(a)(5)(D)	Press release issued by King Pharmaceuticals, Inc., dated October 13, 2008.*

(a)(5)(E)
Joint press release issued by King Pharmaceuticals, Inc. and Alpharma Inc., dated November 24, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by King Pharmaceuticals, Inc. with the SEC on November 24, 2008).

(b)(1)
Commitment Letter, dated as of September 11, 2008, among King Pharmaceuticals, Inc., Credit Suisse, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC.*

(b)(2)
Amended and Restated Commitment Letter, dated as of November 23, 2008, among King Pharmaceuticals, Inc., Credit Suisse, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by King Pharmaceuticals, Inc. with the SEC on November 24, 2008).

(c)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of November 23, 2008, among King Pharmaceuticals, Inc., Albert Acquisition Corp. and Alpharma Inc., (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by King Pharmaceuticals, Inc. with the SEC on November 24, 2008).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with this Schedule TO.